Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

SilverCrest Metals Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
V6C 3P1 Canada

Item 2.	Date of Material Change

August 15, 2019

Item 3.	News Release

The News Release dated August 15, 2019 was disseminated through Newsfile.

Item 4.	Summary of Material Change

The Company completed its prospectus offering by issuing a total of 4,326,300 common shares of the Company at a price of $5.85 per common share for gross proceeds of $25,308,855, including exercise of the underwriters’ over-allotment option in full.

Item 5.1	Full Description of Material Change

The Company completed its prospectus offering announced on July 23, 2019 whereby the Company issued a total of 4,326,300 common shares of the Company (“Shares”) at a price of $5.85 per Share for gross proceeds of $25,308,855, including exercise of the underwriters’ over-allotment option in full (the “Offering”). The Offering was led by National Bank Financial Inc. and Desjardins Capital Markets on behalf of a syndicate of underwriters that included Cormark Securities Inc., PI Financial Corp., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Eight Capital, Beacon Securities Limited, Roth Capital Partners, LLC and Scotia Capital Inc. The Company paid the underwriters an aggregate cash commission of $1,252,942.

The Company plans to use the net proceeds of the Offering for continued exploration and advancement of the Las Chispas Project to feasibility level and for working capital purposes.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Anne Yong, Chief Financial Officer
Telephone: (604) 694-1730

Item 9.	Date of Report

August 19, 2019